SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Report on Form 6-K dated For the month of April 2013

Homex Development Corp.
(Translation of Registrant's Name Into English)

Boulevard Alfonso Zaragoza Maytorena 2204.
Bonanza 80020. Culiacán, Sinaloa, México.
(Address of principal executive offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ___X___ Form 40-F _______

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes _______ No_______

(If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b); 82-)

FIRST QUARTER 2013 RESULTS

INVESTOR CONTACTS
investor.relations@homex.com.mx

Vania Fueyo
Head of Investor Relations
+5266-7758-5838
vfueyo@homex.com.mx
Erika Hernández
Investor Relations Manager
+5266-7758-5800 ext.5852
erika.hernandez@homex.com.mx

HOMEX

Culiacan Mexico, April 25th, 2013—Desarrolladora Homex, S.A.B. de C.V. (“Homex” or “the Company”) [NYSE: HXM, BMV: HOMEX] today announced financial results for the First Quarter ended March 31, 2013 (1).

Financial Highlights

  Total revenue for the first quarter of 2013 decreased 46.2 percent to Ps.3.3 billion (US$142.6 million) from Ps.6.2 billion (US$216.2 million) for the same period in 2012.  Housing revenues were Ps.2.2 billion (US$179 million), a decline of 39.4 percent compared to Ps.3.6 billion (US$294 million) during the first quarter of 2012 mainly driven by the continued slow collection experienced during the recent quarter in the Company’s Mexico Division. Due to the low level of collections during the quarter, Homex’s ability to complete homes under construction was also affected, impacting its capacity to restore its pipeline of new homes to be collected.
  In accordance with IFRS since 4Q12, the Company decided not to consolidate results of its penitentiary project located in Chiapas accordingly the Company is only recognizing revenues from the Morelos penitentiary project.  For the quarter, the Company registered revenues of Ps.336.4 million from the penitentiary project located at Morelos.
  As recently announced, the Company has signed an agreement with Grupo Financiero Inbursa and Ideal for the sale of its interest in the Federal Penitentiaries located at Morelos and Chiapas. After the completion of this transaction, the Company will no longer consolidate the Federal Penitentiary projects in its financial statements as effectively, both, assets and liabilities, associated to the projects will be transferred to the acquiring party.  No additional capital investment from Homex is expected for the completion of the projects.
  Adjusted earnings before interest, taxes, depreciation and amortization (adjusted EBITDA) during the quarter were Ps.599.7 million (US$48.5  million), a 51.7 percent decrease from the Ps.1.2 billion (US$100.4  million) during the same period in 2012. Adjusted EBITDA margin for the recent quarter was 18.0 percent compared to 20.1 percent during the same period of 2012. Adjusted EBITDA margin for housing was 20.2 percent during the first quarter of 2013 compared to 24.2 percent during the same period of 2012.
  As of March 31, 2013, and as a result of the accumulative FX gain of the Peso against the US dollar, the Company’s changes in financial position (which the Company has historically presented as Free Cash Flow), reflect the booking of non-cash items. As of March 31, 2013 and on a consolidated basis, Homex generated negative FCF of Ps.3.2 billion which was driven by the increase in the construction in progress from Mexico’s housing division and to a lesser extent  from the recognition of the construction in progress (as AR) from the penitentiary project of Morelos.  Homex FCF without the Federal Penitentiary and adjusted for FX was negative at Ps.3.0 billion.

(1) Unless otherwise noted, all monetary figures in the tables are presented in thousands of Mexican pesos and in accordance with International Financial Reporting Standards (IFRS). First quarter 2013 and 2012 figures are presented without recognizing the effects of inflation per the application of IAS-29 “Effects of inflation.” The symbols “Ps.” and “$” refer to Mexican pesos and “US$” refers to U.S. dollars. U.S. dollar figures in this release are presented only for the convenience of the reader and are estimated, using an exchange rate of Ps.12.3546 per US$1.00. First quarter 2013 and 2012 financial information is unaudited and subject to adjustments.

Percentage of change expressed in basis points are provided for the convenience of the reader. Basis points figures may not match, due to rounding.

FIRST QUARTER 2013 RESULTS

FINANCIAL AND OPERATING HIGHLIGHTS
Thousands of pesos	1 Q'13 Thousands U.S dollars (Convenience Translation)	1 Q'13 Thousands of pesos	1 Q'12	Chg % and bps
Volume (Homes)	5,420	5,420	8,738	-38.0%
Revenues	$269,578	$3,330,525	$6,187,293	-46.2%
Housing revenues	$179,390	$2,216,287	$3,657,337	-39.4%
Cost	$213,634	$2,639,363	$4,657,664	-43.3%
Capitalization of Comprehensive Financing Costs (CFC)	$25,192	$311,241	$221,570	40.5%
Gross profit	$55,944	$691,162	$1,529,629	-54.8%
Gross profit adjusted for capitalization of CFC	$81,136	$1,002,403	$1,751,199	-42.8%
Operating income	$17,393	$214,888	$876,962	-75.5%
Operating income adjusted for capitalization of CFC	$42,586	$526,129	$1,098,532	-52.1%
Interest expense, net (a)	$26,858	$331,821	$337,385	-1.6%
Net income	$7,681	$94,890	$836,908	-88.7%
Net Income adjusted for FX	$5,882	$72,669	$477,017	-84.8%
Adjusted EBITDA (b)	$48,544	$599,742	$1,241,053	-51.7%
Gross margin	20.8%	20.8%	24.7%	397
Gross margin adjusted for capitalization of CFC	30.1%	30.1%	28.3%	179
Operating margin	6.5%	6.5%	14.2%	772
Operating margin adjusted for capitalization of CFC	15.8%	15.8%	17.8%	196
Adjusted EBITDA margin	18.0%	18.0%	20.1%	205
Adjusted EBITDA margin Homebuilding (c)	20.2%	20.2%	24.2%	405
Net Income margin adjusted for FX	2.2%	2.2%	7.7%	553
Earnings per share in Ps.		0.28	2.50	-88.7%
Earnings per share in Ps. adjusted for FX		0.22	1.43	-84.8%
Earnings per ADR presented in US$ (d)	0.14		1.21	-88.7%
Earnings per ADR presented in US$ adjusted for FX	0.11		0.69	-84.8%
Weighted avg. shares outstanding (MM)	334.7	334.7	334.7
Accounts receivable days (e)		92	33
Inventory days		730	668
Inventory (w/o land) days		528	428
Accounts payable days ( f)		94	80
Working Capital Cycle (WCC) days (g)		727	621

a)   Including interest expense recognized in Cost of Goods Sold  ( COGS ) andComprehensive Financing Costs(CFC); not including interest expense from the penitentiary construction projects.

b)   Adjusted EBITDA is not a financial measure computed under IFRS. Adjusted EBITDA as derived from IFRS financial information means net income, plus (i) depreciation and amortization; (ii) net comprehensive financing costs (“CFC”) (comprised of net interest expense (income), foreign exchange gain or loss, including CFC, capitalized to land balances, that is subsequently charged to cost of sales and (iii) income tax expense and employee statutory profit-sharing expense. See “Adjusted EBITDA” for  a reconciliation of net income to Adjusted EBITDA for the first quarter 2013 and 2012.

c)   Adjusted EBITDA Margin Homebuilding only considering Mexico Division and International Division.

d)   US$ values estimated using an exchange rate of Ps.12.3546 per US$1.00 as of March 31, 2013.  Common share/ADR ratio: 6:1.

e)   Accounts receivable not including receivables from the penitentiary construction projects.

f)    Due to the Company’s decision since 4Q12 not to consolidate the Chiapas Penitentiary Project the Company is also not recognizing the previously recognized Account Payable of  Ps. 1.1 billion in relation to the acquisition of the equity stake at that federal penitentiary.

g)   WCC computation based on LTM COGS under IFRS and not including COGS and revenues from the penitentiary construction projects.

FIRST QUARTER 2013 RESULTS

Commenting on first quarter results, Gerardo de Nicolás, Chief Executive Officer of Homex, said:

“As we anticipated and shared with you in February during our fourth quarter and full year 2012 earnings call, the first quarter of the year was expected to be very challenging, and of course, this has been reflected in our reported first quarter results and liquidity position. Nonetheless, we feel positive in relation to our performance during 2013, as we believe our financial position will show improvement through the resources that we will obtain during the following months as a result of the sale of the penitentiaries that we just announced last Friday. From a total of Ps.4.0 billion, Ps.2.0 billion are intended to be invested in working capital to complete homes under construction, thus enabling us to generate operating cash flow.  We will also use Ps.2.0 billion to reduce our indebtness level.

Moreover, we are also demonstrating the effectiveness of our strategy to diversify our operations into other attractive segments, such as infrastructure in Mexico, a division that we will continue to explore and expand in the short term future.

At the same time, we will continue to work diligently with authorities, financial institutions and most importantly, inside the company to successfully navigate the challenges during this period. We remain confident in the prospects of the Mexican housing industry, as the National Housing Plan, which is a six-year plan, denotes the importance of housing in the country and the large number of Mexican families that continue to drive the demand for housing and infrastructure. In the short term, the environment will continue to be challenging, nonetheless we trust in our experience, quality product offering and our management team to accelerate our operations throughout the year in our Mexico Division, taking advantage of a stronger financial position as a result of the monetization of the prisons and the resources that we will have available to us.  We believe that we will be the first company with the ability to offer new homes as per the dramatic reduction of new homes offered in the country.”

Operating Results

Titled volume.  During the first quarter of 2013, title home volume totaled 5,420 homes, a decrease of 38.0 percent compared to the first quarter of 2012, reflecting the continued slow collection experienced during the quarter.  Affordable Entry-level (AEL) collected units in Mexico dropped by 35.4 percent, while Middle income segment units declined 53.0 percent.

During the first quarter of 2013, homes sold in the AEL segment in Mexico accounted for 4,919, or 90.8 percent of totaled titled volume compared to 7,618 or 87.2 percent for the same period in the previous year.  Middle-income volume in the first quarter of 2013 accounted for 501 units or 9.2 percent of total titled volume compared to 1,066 units or 12.2 percent during the first quarter of 2012.

During the first quarter of 2013, the Company did not title homes in Brazil mainly due to the Company’s cash restriction during the period, which limited operations in that country.

VOLUME
	1Q'13	% of Total	1Q'12	% of Total	Change 1Q13 / 1Q12
Mexico
Affordable-Entry (from 2 to 11 times MW*)	4,919	90.8%	7,618	87.2%	-35.4%
Middle income (above 11 times MW*)	501	9.2%	1,066	12.2%	-53.0%
Total Mexico	5,420	100.0%	8,684	99.4%	-37.6%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	0	0.0%	54	0.6%	N/A
Total volume	5,420	100.0%	8,738	100.0%	-38.0%

*Minimum Wage

Note: The Company categorized its products sold during the quarter according to the price ranges presented above

FIRST QUARTER 2013 RESULTS

The average price for all titled homes during the first quarter of 2013 remained relatively stable at Ps.409 thousand compared to Ps.419 thousand for the same period in the previous year. The average price for AEL units in Mexico was Ps.358 thousand from Ps.351 thousand during the same period of 2012. The average price for the middle-income segment was Ps.908 thousand compared to Ps.901 thousand during 1Q12. When compared to the fourth quarter of 2012, Homex’s average price in the AEL segment and Middle income segment remained unchanged.  Homex’s average price in both segments reflects the Company’s strategy to actively respond to demand trends, mortgage availability and market opportunities in Mexico.

AVERAGE PRICE
Thousands	1Q'13	1Q'12	Change 1Q13 / 1Q12	Low	High
Mexico
Affordable-Entry (from 2 to 11 times MW*)	$358	$351	2.1%	$204	$560
Middle income (above 11 times MW*)	$908	$901	0.8%	$561	$1,500
Average price for all homes in Mexico	$409	$418	-2.2%
Brazil
Affordable-Entry Brazil (from 3 to 6 times MW*)	N/A	$481	N/A	$450	$978
Average price for all homes	$409	$419	-2.3%
*Minimum Wage

Mortgage financing. For the first quarter of 2013, the main sources of mortgage financing for the Company’s housing customers continued to be INFONAVIT and FOVISSSTE, which accounted for 76 percent of the total mortgage financing sources for Homex customers.  During the first quarter of 2013, 44 percent of the Company’s titled homes were financed through INFONAVIT.  Homex financing from FOVISSSTE represented 32 percent of total titled units.  During the first quarter, the Company did not title units in Brazil.

Importantly, the Company has continued to find alternative sources of financing for low income customers, through state housing funds as well as financing for the AEL and middle-income segment with commercial banks.  During the first quarter, 24 percent of Homex customers received financing from commercial banks and other state housing funds.  During the year, the Company expects to continue benefitting from and pursuing opportunities to originate mortgage financing with state housing funds and commercial banks for its AEL costumers supported by a greater focus on serving non affiliated employees from the government as stated in the National Housing Policy.

FIRST QUARTER 2013 RESULTS

Geographic Footprint

Homex had operations in 35 cities and 22 states across Mexico, and in two cities and two states in Brazil, as of March 31, 2013.

Homex has continued witnessing reduced competition from small and medium sized homebuilders, who presumably have continued to experience financing constraints, in addition to new barriers of entry that have been created by the Mexican housing industry with its focus on better planned communities by increasing project density through vertical prototypes, which requires a higher level of specialization and technology.

In Brazil, during the quarter, Homex continued to limit its activities to its operations at Campo Grande and Marilia, in line with the Company’s decision to reduce its rate of investment in the country.

Financial Results

Revenues decreased 46.2 percent in the first quarter of 2013 to Ps.3,330.5 million from Ps.6,187.3 million in the same period of 2012. Total housing revenues in the first quarter of 2013 decreased 39.4 percent compared to the same period of 2012, driven by volume declines in the Company’s operations in Mexico and Brazil. During the quarter, collections at the Company’s Mexico Division continued to be slow.  Due to the low level of collections experienced during the quarter, the Company’s ability to complete homes under construction was also affected, also impacting Homex’s capacity to restore its pipeline of new homes to be collected.

During the first quarter of 2013, Homex revenues from its Mexico operations accounted for Ps.2,294.8 million, a 37.0 percent decrease when compared to the same period of last year. AEL revenues declined by 34.1 percent to Ps.1,761.4 million compared to Ps.2,670.8 million during the same period a year ago. Middle-income level revenues decreased 52.6 percent to Ps.454.9 million from Ps.960.5 million during the same period in the previous year. During the first quarter of 2013, other revenues increased by 692.9 percent to Ps.78.5 million from Ps.9.9 million during the first quarter of 2012 mainly due to the sale of land and commercial spaces at Homex housing developments.

As of March 31, 2013 Homex maintained stability in its vertical product offering under construction compared to December 31, 2012, representing 55 percent of total units under construction at both dates.

Homex did not register revenues from its International Division (operations in Brazil) during the first quarter of 2013 as a result of the Company’s cash restrictions; therefore, Homex did not advance operations in that country. The Company is currently focusing its energies and resources on resolving the challenges faced in Mexico.

During the first quarter of 2013, revenues from Homex’s Infrastructure Division in relation to building service contracts totaled Ps.699.3 million as a result of the Company’s signed contracts with state governments compared to Ps.61.1 million during the year ago period.

During the quarter, the Company did not consolidate penitentiary revenues from the Chiapas projects.

During 1Q13, the Company recognized Ps.336.4 million in relation to the advance of construction from the Morelos Prison. Nonetheless, as per the recent agreement that Homex has signed with Grupo Financiero Inbursa

FIRST QUARTER 2013 RESULTS

and Ideal for the sale of its penitentiaries projects as the transaction is completed going forward, the Company will no longer consolidate financial results from the penitentiaries projects.

During the first quarter of 2013, as a percentage of total revenues, revenues from Homex’s Mexico Division represented 68.9 percent compared to 58.9 percent during the first quarter of 2012.  Homex’s Infrastructure Division, represented 21.0 percent of total first quarter  2013 revenues compared to 21.4 percent during the same period of 2012, mainly driven by the recognition of revenues from construction services related to the Chiapas project during the year ago period.  Brazil did not have a contribution during the first quarter of 2013 compared to 0.4 percent during the first quarter of 2012.

REVENUE BREAKDOWN
Thousands of pesos	1Q'13	% of Total	1Q'12	% of Total	Change 1Q13 / 1Q12
Mexico Housing Revenues
Affordable-Entry (from 2 to 11 times MW*)	$1,761,372	52.9%	$2,670,831	43.2%	-34.1%
Middle income (above 11 times MW*)	$454,915	13.7%	$960,526	15.5%	-52.6%
Total Mexico Housing Revenues	$2,216,287	66.5%	$3,631,357	58.7%	-39.0%
Other Revenues Mexico	$78,491	2.4%	$9,899	0.2%	692.9%
Total Mexico Revenues	$2,294,778	68.9%	$3,641,256	58.9%	-37.0%
Brazil
Affordable-Entry (from 3 to 6 times MW*)	$-	0.0%	$25,980	0.4%	-100.0%
Total Housing Revenues	$2,216,287	66.5%	$3,657,337	59.1%	-39.4%
Infrastructure revenue	$699,341	21.0%	$1,321,008	21.4%	-47.1%
Infrastructure construction projects	$699,341	21.0%	$61,154	1.0%	1043.6%
Federal Penitentiary (Chiapas) recognition¹	$-	0.0%	$1,259,854	20.4%	N/A
Federal Penitentiaries Projects revenue	$336,406	10.1%	$1,199,049	19.4%	-71.9%
Total Revenues	$3,330,525	100.0%	$6,187,293	100.0%	-46.2%

*Minimum Wage

 1 Due to the Company’s decision, since 2012, not to consolidate the Chiapas Federal Penitentiary, Homex recognized construction services as infrastructure revenue due to the fact that Homex Infraestructura is subcontracted as the construction company.

Gross profit margin decreased to 20.8 percent in the first quarter of 2013 compared to 24.7 percent in the same quarter of 2012.  Beginning January 1, 2012, as the Company implemented IFRS, and pursuant to IAS 23, “Cost of Loans,” only the foreign-exchange differences relating to loans in foreign currency directly attributable to the acquisition, construction or production of eligible assets can be capitalized, as part of the cost of those assets, to the extent to which they are considered adjustments to interest expense.

During the first quarter of 2013, capitalized interest expense was Ps.308.7 million, a 41.5 percent increase when compared to Ps.218.1 million during the first quarter of 2012.

On a pro-forma basis (without considering the application of IAS 23 in 2013 and 2012), Homex’s gross profit margin for the quarter would have been 30.1 percent as compared to 28.3 percent during the same period in 2012.

Selling, General and Administrative Expenses (SG&A) as a percentage of total revenues for the first quarter of 2013 increased 375 bps to 14.3 percent from 10.5 percent for the first quarter of 2012. However, on an absolute basis, SG&A decreased 27.0 percent at Ps. 476.3 million compared to Ps.652.7 million during the same period of the previous year as a result of efficiencies generated in Mexico’s housing division.

Operating income. During the first quarter of 2013, the Company had an operating income of Ps.214.8 million compared to an operating income of Ps.876.9 million during the same period of 2012.  On a pro-forma basis (without considering the application of IAS 23 in 2013 and 2012) Homex’s operating margin for the first quarter of 2013 was 15.8 percent compared to 17.8 percent during the same period of last year. The margin was negatively affected by the Company’s executed construction works at its Infrastructure Division as due to the nature of these building service contracts margins are lower; in addition, the margin was affected by the Company’s lack of operations in Brazil.

FIRST QUARTER 2013 RESULTS

CAPITALIZATION OF COMPREHENSIVE FINANCING COST
Thousand of Pesos
INVENTORY	March 31,	March 31,
	2013	2012
Exchange Loss (gain)	-$6,468	-$8,186
Interest Expense	2,881,512	1,602,973
Inflation accounting accumulated effect	29,871	33,550
Total	$2,904,915	$1,628,337
COST OF SALES	1Q13	1Q12

Exchange Loss (gain)	-$693	-$1,114
Interest Expense	308,733	218,119
Inflation accounting accumulated effect	3,200	4,565
Total	$311,241	$221,570

Net comprehensive financing cost (CFC) during the first quarter of 2013 was Ps.47.7 million compared to negative  Ps.475.3 million during the first quarter of 2012. The higher cost of financing during the first quarter of 2013 reflects the recognition of a lower foreign exchange gain during the recent quarter compared to the first quarter of 2012.

As a percentage of revenues, net comprehensive financing cost represented 1.4 percent of revenues in the first quarter of 2013 compared to a negative 7.7 percent in the first quarter of 2012. The main drivers of this result were the following:

1.     Net interest expense during the recent quarter was Ps.86.8 million compared to Ps.127.9 million in the first quarter of 2012.

2.     Foreign exchange gain recognized in the first quarter of 2013 totaled Ps.39.1 million compared to a gain of Ps.603.3 million in 2012.

Foreign exchange gain or loss. As of March 31, 2013, Homex’s U.S. Dollar denominated debt mainly consists of three bonds issuances:  US$250 million of bonds issued in 2005;  US$250 million of bonds issued in 2009; and  US$400 million of bonds issued in 2012. Each of these has a single principal payment due at maturity in 2015, 2019 and 2020, respectively. Regarding its 2019 US$250 million bonds, Homex has entered into a principal-only swap at an exchange rate of 12.93 pesos per dollar until maturity; and for coupon payments, the Company has entered into four capped forward transactions for the 2013-2014 coupon payments at an effective exchange rate of 13.24 pesos per dollar, with a cap of 17.00 pesos per dollar. Regarding its 2020 US$400 million bonds, Homex has entered into a principal-only swap at an exchange rate of 12.97 pesos per dollar until maturity; and for coupon payments, the Company has entered into three capped forward transactions, for the next coupon payment in 2013 at an effective exchange rate of 13.22 pesos per dollar, with a cap of 17.00 pesos per dollar, and for coupon payments in 2014 at an effective exchange rate of 13.85 pesos per dollar, with a cap of 15.50 pesos per dollar.

On April 17, 2013, Homex received a notice of early termination of the derivatives transactions it had entered into with Barclays Bank Mexico, S.A.  The Company has been informed that the termination payment will be approximately US$43 million; however, the calculation of the termination amount and the date for payment have not yet been provided to the Company by Barclays.

Homex also received a notice from Credit Suisse AG regarding the cancellation and early termination of its derivatives transactions with Homex and was informed that the early termination amount due is US$26.7 million plus interest as of April 25, 2013.

FIRST QUARTER 2013 RESULTS

Net income for the first quarter of 2013 was Ps.94.9 million or a 2.8 percent margin compared to Ps.836.9 million and a margin of 13.5 percent reported in the same period in 2012. For the first quarter of 2013 and 2012, net income margin, adjusted for FX effects, was 2.2 percent and 7.7 percent, respectively.

Earnings per share (EPS) for the first quarter of 2013 decreased to Ps.0.28 as compared to Ps.2.50 reported in the first quarter of 2012, driven by the revenue decline registered during the quarter, a higher SG&A for the recent quarter and a lower recognition of a foreign exchange (FX) gain compared to the first quarter of 2012.  EPS adjusted for non-cash foreign exchange (FX) effects during the first quarter of 2013 was Ps.0.22 compared to Ps.1.43 during the first quarter of 2012.

Adjusted EBITDA during the first quarter of 2013 decreased 51.7 percent to Ps.599.7 million from Ps.1,241.0 million reported for the same period in 2012. As a percentage of sales, adjusted EBITDA during the first quarter of 2013 was 18.0 percent compared to 20.1 percent in the same period last year. The lower margin during the recent quarter derives from lower margin from the Infrastructure Division and the negative contribution from the Company’s operations in Brazil.  Adjusted EBITDA margin for housing was 20.2 percent during the first quarter of 2013 compared to 24.2 percent during the same period of 2012.

RECONCILIATION OF NET INCOME TO ADJUSTED EBITDA DERIVED FROM OUR IFRS FINANCIAL INFORMATION
Thousands of pesos	1Q'13	1Q'12
Net Income	$95,265	$834,060
Depreciation and amortization	$52,718	$99,961
Capitalization of CFC	$311,241	$221,570
Other expense and amortization	$31,867	$0
Net comprehensive financing cost	$47,750	-$475,327
Income tax	$61,275	$557,940
Minority interest	-$375	$2,849
Adjusted EBITDA	$599,742	$1,241,053

Land reserve.  As a result of Homex’s rapid migration to higher density projects with vertical construction representing approximately 55 percent of total homes under construction as of March 31, 2013, the Company has been using a new density standard in order to appropriately estimate the equivalence of the Company’s land reserve into units for the AEL segment in Mexico. Currently, the estimated density for 55 percent of Homex’s AEL projects has increased to 70 homes per hectare as of March 31, 2013, from 50 homes per hectare. Thus, the Company considers its land reserve to be equivalent to 429,463 homes, of which 408,749 are reserved for AEL homes, including land reserved for Homex’s Brazilian operations, and 20,714 for homes at a price point above Ps.560 thousand, as well as land reserved for the Company’s tourism division. Homex’s land inventory value as of March 31, 2013 was Ps.10.1 billion (US$818 million), a decrease of Ps.941.2 million compared to a value of Ps.11.0 billion in 2012, in line with the Company’s policy to follow a conservative land replacement strategy.

Liquidity. During the first quarter of 2013, Homex’ debt position without considering the long-term non- recourse financing from the Company’s federal penitentiary of Morelos, when compared to December 31, 2012, increased by 6.1 percent or Ps.1,042.5 million, to Ps.18,229.8 million from Ps.17,187.3 million.

Including the long-term non-recourse financing from the Morelos penitentiary construction project, the Company’s total debt as of March 31, 2013 increased to Ps.21,467.9 million. As of March 31, 2013, Homex’s weighted average debt maturity was 6.0 years, with 76.6 percent of the Company’s debt maturing between 2015 and 2020. The Company had net debt of Ps.17,907.2 million as of March 31, 2013 without including the long-term non-recourse financing from the penitentiary construction projects.

FIRST QUARTER 2013 RESULTS

As of March 31, 2013, the Company had the following liquidity ratios, excluding the penitentiary construction projects.  The Company received waivers as it was not in compliance with its financial covenants.

As of March 31, 2013
Total Debt (Ps. Millions)	$18,230
Net Debt (Ps. Millions)	$17,907
Debt to- total- capitalization ratio	55.2%
Total Debt to EBITDA	4.32

   *Excluding long-term non-recourse financing and Adjusted EBITDA from penitentiary construction project.

Working Capital Cycle

The following tables present a breakdown of the Company’s inventory and capitalization of Comprehensive Financing Cost (CFC) to show total inventory adjusted by this effect.

Ps. M illion	March 2012	December 2012	March 2013
Total Inventory	30,705	33,321	36,489
Capitalization of CFC	1,628	2,057	2,905
Total Inventory adjusted by capitalization of CFC	29,077	31,264	33,584

Days of Housing Working Capital Cycle (WCC)1

Days	March 2012	December 2012	March 2013
Total Accounts Receivable (a)	33	85	92
Housing Receivables	27	86	96
Inventory days	668	621	730
Accounts Payable (b)	80	88	94
Total WCC	621	618	727

1  Computation of WCC does not include COGS  and Revenues from the penitentiary construction projects.

a)      Excluding receivables from the penitentiary construction projects

b)      Due to the Company’s decision not to consolidate the Chiapas Penitentiary Project the Company is also not including the previously recognized Account Payable of  Ps. 1.1 billion in relation to the acquisition of the equity stake at that federal penitentiaries. Previous periods are comparable as this payment is excluded from the WCC calculations.

The Company’s Working Capital Cycle (WCC) was 727 days as of March 31, 2013, compared to 618 days as of December 31, 2012:

•         On a quarterly basis inventory (adjusted by the capitalization of CFC) increased by Ps.2,320.3 million as a result of investments in construction in progress inventory.

•         Compared to inventory as of March 31, 2012, inventory balance (adjusted for the capitalization of CFC) increased by Ps.4,507.3 million, mainly derived from the increased migration into vertical construction, where the initial invested capital is higher compared to horizontal construction, and to a longer construction cycle that these buildings require. It is worth noting that on a yearly basis, land inventory decreased by Ps.941.2 million, in line with the Company’s policy to follow a conservative land replacement strategy.

•         On a quarterly basis, accounts receivable (AR), excluding receivables from the Infrastructure division and the penitentiary projects, slightly increased Ps.113.5 million to Ps.4,651.1 million or 96 days as of March 31, 2013 from Ps.4,537.6 million or 86 days as of December 31, 2012.

FIRST QUARTER 2013 RESULTS

•         Accounts Receivable (AR), excluding receivables from the penitentiary projects as of March 31, 2013, increased to 92 days compared to 33 AR days as of March 31, 2012. The year-over-year increase is mainly driven by the continued collection delays faced in the Company’s housing operations from Mexico as well as by the recognition of AR from construction projects at its infrastructure division where receivables from the infrastructure division (excluding the Penitentiary projects) increased to Ps.1,183.4 million from Ps.560.4 million. Housing AR days increased by 69 days to 96 days as of March 31, 2013 compared to 27 days as of March 31, 2012.

•         Accounts Payable (AP), excluding payables from the penitentiary construction projects, increased to Ps.4,723.8 million as of March 31, 2013 from Ps.3,678.6 million as of March 31, 2012 and Ps.4,735.9 million as of December 31, 2012. AP days, increased to 94 days as of March 31, 2013, where AP from material suppliers increased to 76 days from 57 days as of March 31, 2012 and 71 days as of December 31, 2012.

Free Cash Flow

As of March 31, 2013, and as a result of the accumulative FX gain of the Peso against the US dollar, the Company’s changes in financial position (which the Company has historically presented as Free Cash Flow), reflect the booking of non-cash items. As of March 31, 2013 and on a consolidated basis, Homex generated negative FCF of Ps.3.2 billion which was driven by the increase in the construction in progress from Mexico’s housing division and to a lesser extent  from the recognition of the construction in progress (as AR) from the penitentiary project of Morelos.

Homex FCF without the Federal Penitentiary projects and adjusted by FX was negative at Ps.3.0 billion.

Guidance 2013

The Company anticipates that it will attempt to update its expectations for the year 2013 as its strategies evolve during the following months.

FIRST QUARTER 2013 RESULTS

Recent Business Developments

Homex Formalizes The First Bridge Loan Under The SHF Guarantee Program For Homebuilding  Construction.

Desarrolladora Homex, S.A.B. de C.V. announced on April 11th, 2013, it had started the formalization of the first bridge loan with ABC Capital under the Sociedad Hipotecaria Federal (SHF) guarantee program. Resources from this loan will be used for working capital purposes in the construction of vertical homes.  It will facilitate the Company’s ability to leverage on the Federal Subsidy program from CONAVI for vertical homes in Mexico. As of December 31, 2012, 55 percent of Homex home production was vertical, and the Company estimates that this percentage will increase to 60 percent as of the end of 2013.

On March 6, 2013, Sociedad Hipotecaria Federal (SHF) presented the SHF Guarantee Program for Home Construction, as the first measure of an integral strategy of public policies from the Federal Government for the housing industry, under the institutional coordination of the Secretaría de Desarrollo Agrario, Territorial y Urbano (SEDATU). Under this program, the SHF provides coverage of up to 30 percent of first losses from home construction portfolios. This program was launched in support of the homebuilding industry to facilitate and increase financing to the sector.

For the complete press release please refer to Homex IR web page:  http://www.homex.com.mx/ri/index.htm.

FIRST QUARTER 2013 RESULTS

Homex announces it has entered into an agreement with Grupo Financiero Inbursa and IDEAL for the sale of Homex’s interest in the Federal Penitentiaries

Desarrolladora Homex, S.A.B. de C.V. announced on April 19th, 2013, it has entered into an agreement with Grupo Financiero Inbursa S.A.B de C.V. (Inbursa) [BMV: GFINBUR], e Impulsora del Desarrollo y el Empleo en América Latina S.A.B de C.V. [BMV:IDEALB1], (the “Agreement”) for the sale of Homex’s interest in the Federal Penitentiaries located at Morelos and Chiapas.

In accordance with this agreement the Company expects to receive proceeds equivalent to approximately Ps.4,000 million, from which approximately Ps.2,000 million is expected to be used for working capital purposes at the Homex Mexico division, and approximately Ps.2,000 million is expected to be used to repay debt. Homex expects to continue as the construction company for the Federal Penitentiary at Morelos. Moreover, the Company will continue to participate in the operating company of both Penitentiaries, thus maintaining the opportunity for future profit potential.

The transaction is subject to correspondent approvals.

For the complete press release please refer to Homex IR web page: http://www.homex.com.mx/ri/index.htm.

FIRST QUARTER 2013 RESULTS

Attached is the unaudited consolidated financial Information of Desarrolladora Homex, S.A.B. de C.V. for the three month period ended March 31, 2013 and 2012, which includes the consolidated balance sheets as of March 31, 2013 and 2012, and the consolidated statements of income for the three-month period ended March 31, 2013 and 2012 and the consolidated statement of changes in financial position for the three-month period ended March 31, 2013 and 2012.

DESARROLLADORA HOMEX CONSOLIDATED BALANCE SHEET COMPARISON OF MARCH 31, 2013 WITH MARCH 31, 2012
(Figures in thousands of pesos)	Mar-13		Mar-12		% Chg
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$322,668	0.6%	$5,619,121	13.0%	-94.3%
Accounts receivable, net	$10,423,459	20.0%	$3,307,124	7.7%	215.2%
Due from customers	$4,651,089	8.9%	$1,491,424	3.5%	211.9%
Accounts receivable from penitentiaries	$4,588,936	8.8%	$1,255,257	2.9%	265.6%
Accounts receivable from infrastructure	$1,183,434	2.3%	$560,443	1.3%	111.2%
Inventories	$36,489,257	69.9%	$30,705,357	71.2%	18.8%
Land inventory	$10,107,497	19.4%	$11,048,721	25.6%	-8.5%
Construction in progress	$25,853,190	49.5%	$19,223,620	44.6%	34.5%
Materials	$528,571	1.0%	$433,016	1.0%	22.1%
Other current assets	$3,019,094	5.8%	$1,389,645	3.2%	117.3%
Total current assets	$50,254,479	96.3%	$41,021,247	95.1%	22.5%

Property and equipment, net	$1,104,127	2.1%	$1,297,279	3.0%	-14.9%
Goodwill	$731,861	1.4%	$650,344	1.5%	12.5%
Other assets	$102,709	0.2%	$169,962	0.4%	-39.6%
TOTAL	$52,193,175	100.0%	$43,138,832	100.0%	21.0%

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES
Notes payable to financial institutions	$4,683,030	9.0%	$3,632,273	8.4%	28.9%
Accounts payable	$4,723,884	9.1%	$3,678,642	8.5%	28.4%
Land payable	$899,407	1.7%	$1,061,334	2.5%	-15.3%
Advances from customers	$1,154,001	2.2%	$632,137	1.5%	82.6%
Accrued expenses and taxes payable	$4,491,341	8.6%	$2,384,864	5.5%	88.3%
Total current liabilities	$15,052,256	28.8%	$10,327,916	23.9%	45.7%

Long-term notes payable to financial institutions	$13,546,814	26.0%	$12,099,909	28.0%	12.0%
Long-term project financing	$3,238,150	6.2%	$1,048,695	2.4%	208.8%
Swap payable	$947,362	1.8%	$583,520	1.4%	62.4%
Labor obligations	$6,358	0.0%	$7,313	0.0%	-13.1%
Deferred income taxes	$4,631,423	8.9%	$4,897,050	11.4%	-5.4%
TOTAL LIABILITIES	$37,422,362	71.7%	$28,964,401	67.1%	29.2%

STOCKHOLDERS' EQUITY
Common stock	$425,441	0.8%	$425,441	1.0%	0.0%
Additional paid-in capital	$2,731,202	5.2%	$2,731,202	6.3%	0.0%
Retained earnings	$12,215,226	23.4%	$11,137,998	25.8%	9.7%
Other stockholders' equity accounts	$(784,665)	-1.5%	$(483,755	-1.1%	62.2%
Majority stockholders' equity	$14,587,204	27.9%	$13,810,886	32.0%	5.6%
Minority interest	$183,609	0.4%	$363,545	0.8%	-49.5%
TOTAL STOCKHOLDERS' EQUITY	$14,770,813	28.3%	$14,174,431	32.9%	4.2%

TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$52,193,175	100.0%	$43,138,832	100.0%	21.0%

FIRST QUARTER 2013 RESULTS

DESARROLLADORA HOMEX CONSOLIDATED INCOME STATEMENT COMPARISON OF THREE MONTHS 2013 WITH THREE MONTHS 2012
(Figures in thousands of pesos)	1Q13		1Q12		% Chg
REVENUES
Affordable-entry level revenue	$1,761,372	52.9%	$2,670,831	43.2%	-34.1%
Middle income housing revenue	$454,915	13.7%	$960,526	15.5%	-52.6%
Affordable-entry level revenue Brazil	-	0.0%	$25,980	0.4%	-100.0%
Other revenues	$78,491	2.4%	$9,899	0.2%	692.9%
Infrastructure revenue	$699,341	21.0%	$1,321,008	21.4%	-47.1%
Infrastructure construction projects	$699,341	21.0%	$61,154	1.0%	1043.6%
Federal Penitentiary (Chiapas) recognition ¹	-	0.0%	$1,259,854	20.4%	-100.0%
Federal Penitentiaries projects revenue	$336,406	10.1%	$1,199,049	19.4%	-71.9%
TOTAL REVENUES	$3,330,525	100.0%	$6,187,293	100.0%	-46.2%

COSTS	$2,328,122	69.9%	$4,436,094	71.7%	-47.5%
Capitalization of CFC	$311,241	9.3%	$221,570	3.6%	40.5%
Interest	$308,733	9.3%	$218,119	3.5%	41.5%
FX ( gain) loss and inflation accounting effect	$2,507	0.1%	$3,451	0.1%	-27.3%
TOTAL COST	$2,639,363	79.2%	$4,657,664	75.3%	-43.3%

GROSS PROFIT	$691,162	20.8%	$1,529,629	24.7%	-54.8%

TOTAL SELLING AND ADMINISTRATIVE EXPENSES	$476,274	14.3%	$652,668	10.5%	-27.0%

OPERATING INCOME	$214,888	6.5%	$876,962	14.2%	-75.5%

OTHER (EXPENSES) INCOME, NET	$(10,973)	-0.3%	$42,560	0.7%	-125.8%
NET COMPREHENSIVE FINANCING COST
Interest expense and commissions	$74,500	2.2%	$175,637	2.8%	-57.6%
Interest expense penitentiaries	$63,740	1.9%	$8,677	0.1%	634.6%
Interest income	$(51,412)	-1.5%	$(56,371)	-0.9%	-8.8%
Foreign exchange (gain) loss	$(39,077)	-1.2%	$(603,270)	-9.8%	-93.5%
	$47,750	1.4%	$(475,327)	-7.7%	-110.0%

INCOME BEFORE INCOME TAX	$156,165	4.7%	$1,394,848	22.5%	-88.8%
INCOME TAX EXPENSE	$61,275	1.8%	$557,940	9.0%	-89.0%
NET INCOME	$94,890	2.8%	$836,908	13.5%	-88.7%
MAJORITY INTEREST	$95,265	2.9%	$834,060	13.5%	-88.6%
MINORITY INTEREST	$(375)	0.0%	$2,849	0.0%	-113.2%
NET INCOME	$94,890	2.8%	$836,908	13.5%	-88.7%
NET INCOME Adjusted for FX	$72,669	2.2%	$477,017	7.7%	-84.8%
Earnings per share	0.28		2.50		-88.7%
Earnings per share Adjusted for FX	0.22		1.43		-84.8%
Adjusted EBITDA	$599,742	18.0%	$1,241,053	20.1%	-51.7%
Adjusted EBITDA Homebuilding	$462,978	20.2%	$888,246	24.2%	-47.9%

1 Derived from the Company’s decision not to consolidate the Federal Penitentiary located at Chiapas, Homex Infrastructura subsidiary is subcontracted as the construction company therefore recognizing the cost of construction under the Infrastructure revenue.

FIRST QUARTER 2013 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED MARCH 31, 2013
	FCF w/o
(thousands of pesos)	Penitentiaries	Penitentiaries	Consolidated
Total Net Income and Non Cash Items	193,707	(1,153)	192,555

(Increase) decrease in:
Trade accounts receivable	(179,666)	(658,729)	(838,395)
Inventories (w/land)	(3,167,887)	-	(3,167,887)
Trade accounts payable	(44,055)	6,287	(37,768)
Other A&L, net	621,134	-	621,134
Changes in operating assets and liabilities	(2,770,474)	(652,442)	(3,422,916)

Operating cash flow	(2,576,766)	(653,595)	(3,230,361)

Capex	(1,525)	163	(1,362)

Free Cash Flow	(2,578,291)	(653,431)	(3,231,723)

Non Cash Effects¹	(484,814)		(484,814)

Free Cash Flow adjusted by FX	(3,063,106)	(653,431)	(3,716,537)

              1 Including FX in P&L and Balance Sheet

FIRST QUARTER 2013 RESULTS

DESARROLLADORA HOMEX, S.A.B. DE C.V.
CONSOLIDATED STATEMENT OF CHANGES IN FINANCIAL POSITION
FOR THE PERIOD ENDED MARCH 31

(thousands of pesos)	2013	2012
Net Income	95,265	836,908
Non-cash items:
Depreciation & Amortization	36,390	99,961
Minority interest	(375)	2,849
Deferred income taxes	61,275	557,940
Total Net Income and Non Cash Items	192,555	1,497,658

(Increase) decrease in:
Trade accounts receivable	(838,395)	(2,730,516)
Inventories (w/land)	(3,167,887)	33,246
Trade accounts payable	(37,768)	880,222
Other A&L, net	621,134	750,035
Changes in operating assets and liabilities	(3,422,916)	(1,067,013)

Operating cash flow	(3,230,361)	430,645

Capex	(1,362)	(8,093)

Free Cash Flow	(3,231,723)	422,552

Non Cash Effects¹	(484,814)	(249,217)

Free Cash Flow adjusted by FX	(3,716,537)	173,335

Net financing activities	1,232,610	1,280,258

Net (decrease) increase in cash and cash equivalents	1,999,113	1,702,810

Balance at beginning of period	2,321,780	3,917,055

Balance at end of period	322,667	5,619,865

       1 Including FX in P&L and Balance Sheet

FIRST QUARTER 2013 RESULTS

** * * * * * * * *

About Homex

Desarrolladora Homex, S.A.B. de C.V. [NYSE: HXM, BMV: HOMEX] is a leading, vertically integrated home- development company focused on affordable entry-level and middle-income housing in Mexico and Brazil.  It is one of the largest Mexican homebuilders based on its revenues and one of the most geographically diverse homebuilders in the country.

Founded in Culiacan, Sinaloa in 1989, Homex continues expanding operations across Mexico and at the same time the Company has replicated its business model in three cities in Brazil.  Homex’ dynamic nature has allowed the Company to identify, respond and adapt to market opportunities, supported by a solid operative and administrative team as well as by an effective and efficient use of its IT and construction systems which have been the cornerstone for its growth.

Homex is formed by four divisions: Mexico Division, International Division, Infrastructure Division and Tourism Division.

For additional corporate information, please visit the Company’s web site at: www.homex.com.mx. Additional information for Homex' holders of U.S. Dollar denominated bonds is also available on the Company’s Investor Relations webpage at http://www.homex.com.mx/ri/index.htm.

Desarrolladora Homex, S.A.B. de C.V. quarterly reports and all other written materials may from time to time contain statements about expected future events and financial results that are forward-looking and subject to risks and uncertainties. Forward-looking statements involve inherent risks and uncertainties.  We caution investors that a number of important factors can cause actual results to differ materially from the plans, objectives, expectations, estimates and intentions expressed in such forward-looking statements.  These factors include economic and political conditions and government policies in Mexico or elsewhere, including changes in housing and mortgage policies, inflation rates, exchange rates, regulatory developments, customer demand and competition.  For those statements, the Company claims the protection of the safe harbor for forward-looking statements contained in the Private Securities Litigation Reform Act of 1995. Discussion of factors that may affect future results is contained in our filings with the Securities and Exchange Commission.

FIRST QUARTER 2013 RESULTS

DESARROLLADORA HOMEX, S.A.B de C.V.

first quarter 2013  RESULTS

CONFERENCE CALL NOTICE

DATE:            Friday, April 26, 2013

TIME:             9:00 AM Central Time (Mexico City)

                       10:00 AM Eastern Time (New York)

HOSTS:         Gerardo de Nicolás, Chief Executive Officer

Carlos Moctezuma, Vice President of Finance and Planning and

Chief Financial Officer

Vania Fueyo, Investor Relations Officer

DIAL-IN:        International: 706-643-5124

                        U.S.: 866- 887-3678

                        Passcode:  33087655

                        Please call 10 minutes prior to start time and request the Homex call

REPLAY:       404-537-3406 international number or 855-859-2056 U.S. number, available one hour after the call ends, the pass code to access the replay of the call is 33087655. Or via webcast at http://www.homex.com.mx/ri/index.htm

A copy of the earnings release will be e-mailed to you after market close on April 25, 2013.  It will also be available on the Company IR website at http://www.homex.com.mx/ri/index.htm

Please contact Ms. Vania Fueyo at (011-52-667) 758 5838 or via email at investor.relations@homex.com.mx  with any questions.

FIRST QUARTER 2013 RESULTS

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Date: April 25 , 2013	Homex Development Corp. By: /s/ Carlos Moctezuma Name: Carlos Moctezuma Title: Chief Financial Officer By: /s/ Ramon Lafarga Name: Ramon Lafarga Title: Administrative and Accounting Officer